NO ACT

PE
2-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025734

March 28, 2012

Laura W. Doerre
Nabors Corporate Services, Inc.
Laura.Doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-12

Re: Nabors Industries Ltd.
Incoming letter dated February 10, 2012

Dear Ms. Doerre:

This is in response to your letter dated February 10, 2012 concerning the shareholder proposal submitted to Nabors by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 28, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 10, 2012

The proposal urges the board to seek shareholder approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the executive's annual base salary.

There appears to be some basis for your view that Nabors may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Nabors' 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Nabors relies.

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NABORS CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 10, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund from the proxy materials for the Company's 2012 Annual General Meeting of Shareholders (the "2012 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2012.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite. In a separate letter (the "Prior Proposal Request"), we have also made a similar request with respect to a proposal from the California Public Employees' Retirement System (the "Prior Proposal"), a copy of which proposal is attached to this letter as Exhibit B.

Alternatively, in the event that (i) the Staff is unable to concur with the Company's intent to exclude the Prior Proposal, as set forth in the Prior Proposal Request and (ii) the Staff is unable to concur with the Company's intent to exclude the Proposal pursuant to Rule 14a-8(i)(3), as set forth in this letter, the Company respectfully requests confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the 2012 Proxy pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates the Prior Proposal, which the Company will include in the 2012 Proxy if the Staff denies the Company's request for relief set forth in the Prior Proposal Request.

THE PROPOSAL

The Proposal states:

> "Shareholders of Nabors Industries Ltd. (the 'Company') urge the Board of Directors (the 'Board') to seek shareholder approval of any future severance agreements with senior executives that provide total benefits exceeding 2.99 times the executive's annual base salary. After the material terms of a severance agreement exceeding this threshold are agreed upon, the Company should submit the severance agreement for approval as a separate ballot item at the subsequent meeting of shareholders.
>
> 'Future severance benefits' include employment agreements containing severance provisions, death benefits, consulting agreements, special retirement provisions, and agreements renewing, modifying or extending such existing agreements. 'Benefits' include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability gross-ups; the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards; perquisites and consulting fees to be paid to the executive."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(3) ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when the language contained in the proposal is "so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contain ambiguities that result in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that fail to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g.*,

- *Verizon Communications Inc.* (Feb. 21, 2008) (allowing exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives, which failed to define critical terms and was internally inconsistent);
- *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs, which failed to define critical terms);
- *General Electric Company* (Feb. 5, 2003) (allowing exclusion of a proposal urging the Board to seek shareholder approval for all compensation for Senior Executives and Board members above a certain threshold, which failed to define critical terms or otherwise provide guidance on how it would be implemented);
- *Woodward Governor Co.* (Nov. 26, 2003) (allowing exclusion of a proposal that called for a compensation policy based on stock growth, which was vague and indefinite as to what executives and time periods were referenced).

Similarly, the Proposal does not supply the necessary assumptions needed for its required calculations, and its terms offer no other guidance to the Company or its shareholders with regards to the Proposal's proper implementation. As a result, shareholders could not know what they were voting on were the Proposal to be presented, and the Company could not determine how to implement the Proposal were it to be approved.

First, the Proposal fails to specify any of the relevant assumptions necessary to make a determination as to whether the "benefits" received by an executive upon termination would exceed the 2.99 threshold set forth in the Proposal. The vagueness of the Proposal leads to the following ambiguities with regard to the "benefits" calculation:

- whether the value of equity awards should be determined using the intrinsic value of the awards, a value based on a valuation model such as the Black-Scholes or binomial valuation model or some other method;
- how to calculate the assumptions necessary for the calculation, including the date of termination, the Company's stock prices during an extended period of exercisability, or, in the case of valuation models, measures such

as the historic volatility of the Company's stock price and prevailing interest rates;

- whether previously accrued but unexercised options would be included in the benefits calculation;
- whether previously earned but unpaid compensation would be included in the benefits calculation;
- how to value potential severance amounts given the Company's senior executives' history of voluntarily accepting equity awards in lieu of cash compensation; and
- how to value potential severance amounts given the Company's senior executives' history of voluntarily foregoing full payment of such severance.

In addition, the Proposal fails to specify at what point in time the Company is to measure the "benefits" to see whether a particular compensation arrangement crosses the 2.99 threshold. This vagueness is a critical flaw that leads to the following ambiguities with regard to timing:

- how to calculate the value of "salary" and payments upon termination given that these numbers would depend on facts as of the date of termination, and those facts may change over time;
- whether, in determining the base of the calculation, salary should be measured as—salary in effect at the time of termination, salary for the prior fiscal year, average salary over some number of prior years, or salary based on yet some other measure; and
- how to value future salary given that in many cases, the Company's Compensation Committee has the authority to change an executive's salary throughout the term of employment.

As a result, the actual 2.99 threshold may vary dramatically based on whether the Company performs the test at the time the employment agreement is executed, at the time of termination, after termination when all contingencies are resolved or at some other date.

As a result of these ambiguities in the Proposal, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(3), the Company believes that the Proposal may be excluded as inherently vague and indefinite.

If the Proposal were implemented as it is presently written, the Company could be placed in a precarious situation when it decides to enter into an employment agreement with an executive and confronts the many interpretive decisions left unanswered in the Proposal. The differing interpretations of what key terms in the Proposal should mean may expose a company to expensive unnecessary litigation as well as other potential sanctions. In *Indiana Elec. Workers Pension Trust Fund, IBEW v. Dunn*, 2007 WL

1223220 (N.D.Cal.), for example, Hewlett-Packard implemented a proposal similar to the Proposal at issue here, and later faced derivative litigation by shareholders that involved interpretive issues, including whether certain payments should or should not qualify as "severance" under the company's severance program. The vagueness of the Proposal would, if implemented, leave the Company inescapably vulnerable to litigation risk because there is ample freedom for interpretation of the proper implementation of the Proposal in ways that are far different from the Company's interpretation.

RULE 14a-8(i)(11) ANALYSIS

Rule 14a-8(i)(11) permits the Company to exclude a proposal that is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting. In describing the predecessor to Rule 14a-8(i)(11), the Commission stated that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal was received on December 28, 2011. Prior to that date, on December 16, 2011, the Company received the Prior Proposal, which states:

> "The shareowners of Nabors Industries Ltd. (the 'Company') recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:
>
> The Board of Directors ('Board') shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times that sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.
>
> 'Severance agreements' include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. 'Benefits' include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability 'gross-ups;' the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive."

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative under Rule 14a-8(i)(11) even if the proposals differ as to terms or scope. *See, e.g., Chevron Corp.* (Mar. 23, 2009); *General Motors Corp.* (Mar. 13, 2008).

Although phrased slightly differently and effectuated by different procedural mechanisms, the principal thrust or focus of the two proposals is the same: shareholder approval of severance agreements with senior executives that provide for benefits exceeding 2.99 times such executive's annual compensation. Because the Proposal is substantially duplicative of the Prior Proposal, there is a risk that the Company's shareholders may be confused if asked to vote on both proposals. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(3). In the event that the Staff is unable to concur in exclusion pursuant to Rule 14a-8(i)(3), for both the Proposal and the Prior Proposal, we request your concurrence that the Proposal may be omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(11).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 22, 2011

Sent by Facsimile and UPS

DEC 28 2011

Mark D. Andrews, Corporate Secretary
Nabors Industries
Crown House
4 Par-la-Ville Road, Second Floor
Hamilton, HM 08 Bermuda

Dear Mr. Andrews,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Nabors Industries (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 410 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 22, 2011

Mark D. Andrews, Corporate Secretary
Nabors Industries
Crown House
4 Par-la-Ville Road, Second Floor
Hamilton, HM 08 Bermuda

Dear Mr. Andrews,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 410 shares of common stock (the "Shares") of Nabors Industries beneficially owned by the AFL-CIO Reserve Fund as of December 22, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 22, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

9590-263

RESOLVED: Shareholders of Nabors Industries Ltd. (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future severance agreements with senior executives that provide total benefits exceeding 2.99 times the executive's annual base salary. After the material terms of a severance agreement exceeding this threshold are agreed upon, the Company should submit the severance agreement for approval as a separate ballot item at the subsequent meeting of shareholders.

"Future severance benefits" include employment agreements containing severance provisions, death benefits, consulting agreements, special retirement provisions, and agreements renewing, modifying or extending such existing agreements. "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability gross-ups; the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards; perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:

In our opinion, senior executive severance benefits, commonly known as "golden parachutes," are excessive at the Company. In October 2011, Company Chairman Eugene Isenberg received a $100 million "constructive termination" payment for stepping down as CEO, even though he remained Chairman. We believe that limiting severance payments to 2.99 times base salary is appropriate because our Company has paid extraordinarily large bonuses to Mr. Isenberg in past years. For example, in 2008 Mr. Isenberg received a $70 million bonus.

We believe that requiring shareholder approval of severance agreements may have the beneficial effect of insulating the Board from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

This proposal requests that after severance agreements are negotiated, the Company submit them for shareholder approval as a separate vote at the next shareholders' meeting. Compared with an advisory vote on executive compensation or an advisory vote on severance during a change in control, we believe this approach is preferable because it will provide the Board with timely and focused feedback from shareholders on the issue of severance benefits.

For those reasons, we urge shareholders to vote for this proposal.

EXHIBIT B

CalPERS

California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

December 14, 2011

OVERNIGHT MAIL

DEC 16 2011

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Andrews:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2012 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gary M. Ratto for

PETER H. MIXON
General Counsel

Enclosures

cc: Craig Rhines, Investment Officer – CalPERS
Anthony G. Petrello, CEO – Nabors Industries Ltd.

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 930,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

SHAREOWNER PROPOSAL

RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

> The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.
>
> "Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive.

SUPPORTING STATEMENT

In CalPERS opinion, the Company has failed to design executive severance benefits in the best interest of shareowners. For example, in October 2011 the Company announced that its (former) CEO may be paid $100 million essentially, as some commenters have noted, to retire. These payments are in addition to his normal compensation which has been out of proportion with the other named executive officers, according to the Board Analyst. All of this excessive compensation has occurred during a time period when the Company has severely underperformed its industry peers and the S&P 500.

Total Return (as of 9/30/2011) Source: Bloomberg			
	5 Year	3 Year	1 Year
Nabors Industries	-58.79	-50.80	-32.12

S&P 500 Energy Index	18.22	-3.52	7.57
S&P 500 Index	-5.75	3.73	1.13

We recognize that it is not always practical to obtain shareowner approval prior to entering into these severance agreements. Therefore, CalPERS proposed that the Company would have the option, if this proposal were implemented, of seeking shareowner approval after the terms of the agreement were agreed upon.

This proposal requests that after severance agreements are negotiated, the Company submit them for shareowner approval as a separate vote at the next shareowners' meeting. Compared with an advisory vote on executive compensation or a vote on golden parachutes during a change in control, we believe this approach is preferable because it will provide the Board with timely and focused feedback from shareowners on the issue of severance benefits.

For those reasons, we urge shareowners to vote FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

December 14, 2011

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Nabors Industries Ltd., having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number *** FISMA & OMB Memorandum M-07-16 *** of DTC and shares registered under participant *** FISMA & OMB Memorandum M-07-16 *** in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 14th day of December, 2011 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: ______________________

Name: Seth Vega
Title: Client Service AVP